SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


02041813


SEC MAIL PROCESSING
RECEIVED
JUN 26 2002
WASH. D.C. 165 SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________.

Commission File Number: 33-25650

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Inland Savings And Stock Purchase Plan
For Collectively Bargained Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Temple-Inland Inc.
1300 MoPac Expressway South
Austin, Texas 78746

 The Exhibit Index is page 19.

Temple-Inland Inc. Selected Thrift Plans
Financial Statements and Supplemental Schedule
Year Ended December 31, 2001
Table of Contents



Ernst & Young LLP
Suite 1400
700 Lavaca
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Report of Independent Auditors

Participants and Administrator of the
Temple-Inland Inc. Selected Thrift Plans

We have audited each of the accompanying statements of net assets available for benefits of the Temple-Inland Inc. Selected Thrift Plans (as listed on pages F-2 through F-4) as of December 31, 2001 and 2000, and each of the related statements of changes in net assets available for benefits for the year ended December 31, 2001. Each of the financial statements is the responsibility of the Plan's management. Our responsibility is to express an opinion on each of the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, each of the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of each Plan's financial statements and, in our opinion, is fairly stated in all material respects in relation to each Plan's financials statements taken as a whole.

Ernst & Young LLP

June 10, 2002
Austin, Texas

TEMPLE-INLAND INC. SELECTED THRIFT PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001

	Temple-Inland Savings Plan for Union Employees 026	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Inland Savings and Stock Purchase Plan For Collectively Bargained Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS						
Investments, at fair value:						
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:						
Temple-Inland Inc stock fund	$ 3,907,235	$ 23,886,529	$23,765,673	$102,840,015	$24,320,877	$ 732,376
AOL Time Warner stock fund	240,113	-	221,328	7,384,860	-	-
Chesapeake stock fund	-	-	81,005	1,235,969	78,506	-
Vanguard Retirement Savings Trust	4,318,262	7,734,141	11,955,511	48,288,403	20,510,439	498,828
Vanguard Windsor Fund	2,746,408	14,205,782	6,136,060	50,069,156	7,408,063	60,877
Vanguard IT Treasury Fund	121,284	26,586,438	1,906,590	7,448,607	1,787,009	92,508
Vanguard 500 Index Fund	979,158	17,921,489	7,757,769	45,029,408	12,056,214	106,246
Vanguard Wellington Fund	119,808	4,941,991	3,025,009	9,929,069	2,832,283	4,391
Vanguard Explorer Fund	120,314	5,570,246	1,811,117	8,221,979	3,039,204	19,705
Vanguard Int'l Growth Fund	22,123	2,537,348	672,724	3,336,306	745,399	6,473
Participant loans	187,827	4,021,113	5,711,109	8,270,458	2,264,642	-
Total investments	12,762,532	107,405,077	63,043,895	292,054,230	75,042,636	1,521,404
Receivables:						
Interest	-	-	10,116	34,643	6,846	-
Employee contributions	-	-	116,145	542,691	240,279	18,321
Employer contributions	-	-	69,357	248,870	29,424	11,421
Total receivables	-	-	195,618	826,204	276,549	29,742
LIABILITIES						
Contributions to be refunded	-	-	-	-	59,359	-
Net assets available for benefits	$12,762,532	$ 107,405,077	$63,239,513	$292,880,434	$75,259,826	$1,551,146

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED THRIFT PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2000

	Temple-Inland Savings Plan for Union Employees 026	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Inland Savings and Stock Purchase Plan For Collectively Bargained Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS						
Investments, at fair value:						
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:						
Temple-Inland Inc. stock fund	$ 5,306,746	$18,755,703	$22,410,789	$102,354,975	$24,165,204	$ 705,658
AOL Time Warner stock fund	291,764	-	340,190	9,388,354	-	-
Vanguard Retirement Savings Trust	3,998,094	7,237,183	9,567,922	40,767,333	15,634,074	443,079
Vanguard Windsor Fund	2,964,958	11,928,215	4,737,604	45,525,438	6,117,447	49,029
Vanguard IT Treasury Fund	101,595	21,328,569	1,157,815	4,366,861	1,327,957	4,647
Vanguard 500 Index Fund	1,151,000	18,330,342	6,769,035	47,255,535	11,746,558	90,138
Vanguard Wellington Fund	147,419	3,528,348	749,339	6,698,426	2,136,388	3,620
Vanguard Explorer Fund	141,454	4,565,647	1,077,778	7,327,563	2,383,348	11,476
Vanguard Int'l Growth Fund	33,866	2,756,643	433,617	3,779,202	694,201	6,259
Participant loans	124,999	3,524,208	4,690,077	6,978,203	1,656,709	-
Total investments	14,261,895	91,954,858	51,934,166	274,441,890	65,861,886	$1,313,906
Receivables:						
Interest	526	14,144	25,896	44,224	12,195	-
Employee contributions	9,457	202,795	238,570	677,830	544,950	18,747
Employer contributions	3,140	235,709	145,391	335,462	64,658	11,097
Total receivables	13,123	452,648	409,857	1,057,516	621,803	29,844
LIABILITIES						
Contributions to be refunded	-	-	-	-	63,044	-
Net assets available for benefits	$14,275,018	$92,407,506	$52,344,023	$275,499,406	$66,420,645	$1,343,750

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED THRIFT PLANS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

	Temple-Inland Savings Plan for Union Employees 026	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Inland Savings and Stock Purchase Plan for Collectively Bargained Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
Investment income from the separate accounts of Temple-Inland Employee Master Trust:						
Cash dividends	$ 216,404	$ 2,853,217	$ 1,094,964	$ 5,582,078	$ 1,233,208	$ 22,959
Interest	240,929	449,028	609,534	2,508,039	1,059,996	27,991
Net appreciation (depreciation) in fair value of investments	141,301	(1,099,015)	322,494	(255,776)	(69,270)	24,942
Total investment income from Master Trust	598,634	2,203,230	2,026,992	7,834,341	2,223,934	75,892
Interest from participant loans	18,356	366,456	470,052	707,638	193,444	-
Contributions:						
Employee	216,351	9,657,845	4,550,395	15,224,910	7,715,487	164,262
Employer	119,386	9,151,420	2,784,376	7,657,292	1,813,786	101,031
Rollovers	-	1,609,300	14,013	375,067	12,293	-
Total contributions	335,737	20,418,565	7,348,784	23,257,269	9,541,566	265,293
Distributions to participants	(2,417,119)	(8,048,236)	(4,200,562)	(27,121,997)	(3,587,164)	(133,789)
Transfers in	-	46,622	5,959,250	11,526,409	898,583	-
Transfer (to) from other plans	(48,094)	10,934	(709,026)	1,177,368	(431,182)	-
Net (decrease) increase	$ (1,512,486)	$ 14,997,571	$ 10,895,490	$ 17,381,028	$ 8,839,181	$ 207,396
Net assets available for benefits:						
Beginning of year	$ 14,275,018	$ 92,407,506	$ 52,344,023	$275,499,406	$ 66,420,645	$1,343,750
End of year	$ 12,762,532	$107,405,077	$ 63,239,513	$292,880,434	$ 75,259,826	$1,551,146

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2001

NOTE A--DESCRIPTION OF PLANS

This report includes the selected employee benefit plans (the "Plans") of Temple-Inland Inc. and its wholly owned subsidiaries (the "Company") that participate in the Temple-Inland Employee Master Trust (the "T-I Trust"). The following description of the Temple-Inland Savings Plan for Union Employees ("Savings Plan for Union Employees"), Temple-Inland Savings and Retirement Plan ("Savings and Retirement Plan"), Temple-Inland Non-Salaried Savings Plan ("Non-Salaried Savings Plan"), Temple-Inland Salaried Savings Plan ("Salaried Savings Plan"), Inland Savings and Stock Purchase Plan for Collectively Bargained Employees ("Plan for Collectively Bargained Employees") and the El Morro Corrugated Box Corporation Savings and Investment Plan ("El Morro") provides eligibility, contributions and other general information. The Summary Plan Descriptions, copies of which are available from the Company, contains more detailed information about the Plans.

General

Savings Plan for Union Employees

The Savings Plan for Union Employees was established effective January 1, 1989. The Plan was amended and restated effective December 1, 2001. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code (IRC) and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Employees are permitted to make voluntary before-tax contributions to the Plan. Limitations are based upon a percentage of the employee's eligible compensation in each Plan year. The contribution range allowable, the matching formula for Company contributions, and the maximum Company contribution per participant are defined in the Summary Plan Description

Savings and Retirement Plan

The Savings and Retirement Plan was established effective April 1, 1989. The Plan was amended and restated effective March 1, 2000. The plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each Plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed 3 percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of 3 percent limited to 6 percent of the employee's compensation in such payroll period, with a maximum of $4,000 per participant in each plan year. The Company also makes retirement contributions equal to 3-1/2 percent of a participant's eligible pay.

NOTE A-DESCRIPTION--Continued

Non-Salaried Savings Plan

The Non-salaried Savings Plan was established effective January 1, 1990. The plan was amended and restated effective December 1, 2001. The plan was amended effective July 1, 2001 to (a) reflect the transfer of certain account balances from the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees to the Plan in connection with Inland Paperboard and Packaging, Inc.'s acquisition of certain entities from Chesapeake Corporation (b) provide that the employer matching contributions account balances of employees on whose behalf account balances are transferred from the Chesapeake Plan shall be fully vested with respect to both past and future employer matching contributions (c) eliminate certain optional forms of benefit as permitted by certain recently issued regulations and (d) to make certain other changes. On December 29, 2001 the non-salaried portion of the Elgin Corrugated Box Company Employee's Profit Sharing Trust Agreement was merged into this plan. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. All non-union hourly employees who have been employed for three months or more by the Company may voluntarily participate in the plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each Plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed 3 percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of 3 percent limited to 6 percent of the employee's compensation in such payroll period. The Company's contribution will be limited to $4,000 per participant in each plan year.

Salaried Savings Plan

The Salaried Savings Plan was established effective April 1, 1984. The plan was amended and restated effective December 1, 2001. The plan was amended effective July 1, 2001 to (a) reflect the transfer of certain account balances from the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees to the Plan in connection with Inland Paperboard and Packaging, Inc.'s acquisition of certain entities from Chesapeake Corporation (b) provide that the employer matching contributions account balances of employees on whose behalf account balances are transferred from the Chesapeake Plan shall be fully vested with respect to both past and future employer matching contributions (c) eliminate certain optional forms of benefit as permitted by certain recently issued regulations and (d) to make certain other changes. On December 29, 2001 the salaried portion of the Elgin Corrugated Box Company Employee's Profit Sharing Trust Agreement was merged into this plan. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to rollover their funds to an IRA or another qualified employer plan or, for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

NOTE A—DESCRIPTION--Continued

Employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each Plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed 3 percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of 3 percent limited to 6 percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

Plan for Collectively Bargained Employees

The Plan for Collectively Bargained Employees was established effective January 1, 1993. The Plan was amended and restated effective January 1, 1999. The plan was amended effective July 1, 2001 to (a) reflect the transfer of certain account balances from the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees to the Plan in connection with Inland Paperboard and Packaging, Inc.'s acquisition of certain entities from Chesapeake Corporation (b) provide that the employer matching contributions account balances of employees on whose behalf account balances are transferred from the Chesapeake Plan shall be fully vested with respect to both past and future employer matching contributions (c) eliminate certain optional forms of benefit as permitted by certain recently issued regulations and (d) to make certain other changes. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code and to purchase stock of the Company through participation in the Plan. All hourly employees who have been employed for six months by the Company and who are members of collective bargaining units that have entered into agreements with the Company expressly providing for participation in the Plan may voluntarily participate in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65. There are 33 and 31 individual collectively bargained units belonging to the Plan as of December 31, 2001 and 2000, respectively.

Voluntary before-tax employee contributions to the Plan are made through periodic payroll deductions at negotiated percentages of the employee's gross compensation (as defined by the Plan), not to exceed the maximum amount specified by federal tax law. The Company may match a percent of the amount contributed by the employee, subject to maximum amounts, which were agreed upon by the Company and the collectively bargained units. In addition, at its sole discretion, the Company may also make profit-sharing contributions.

El Morro

The El Morro Plan was established effective August 1, 1992. The Plan was amended and restated January 1, 2000. Banco Popular Trust Division is the Trustee for this plan with Vanguard Fiduciary Trust Company as the recordkeeper. The Plan allows any non-union employee who is employed by El Morro Corrugated Box Corporation or Inland Paper Company, Inc., at its plants and warehouses in Vega Alta, Puerto Rico to become a participant as of any enrollment date following three months of service. Participation in the Plan is entirely voluntary. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

NOTE A—DESCRIPTION--Continued

Voluntary before-tax or after-tax employee contributions can be made to the Plan through periodic payroll deductions, limited to 10% percent of compensation up to an annual limit of $8,000. Before-tax contributions are not to exceed the maximum amount specified by federal and Puerto Rico tax laws.

The Company will contribute one dollar for every dollar of the first three percent of the participant's compensation and fifty cents for every dollar of the next three percent of compensation the participant elects to contribute under the Plan. The Company's contribution is limited to $4,000 per participant in each plan year. No Company contribution will be made on the employee's after-tax contributions that exceed their pre-tax contributions.

Investment Options

Participants may designate their contributions to be made in multiples of 10 percent into various separate investment accounts within the Temple-Inland Employee Master Trust (the "T-I Trust"). All Company matching contributions are invested in the Temple-Inland Inc. Stock Fund. All Company retirement contributions are invested in the Vanguard IT Treasury Fund. The AOL Time Warner Common Stock Fund and Chesapeake Stock Fund are restricted from further contributions and transfers into the fund.

Each of the Plans except for El Morro participates in the Loan Fund. The Loan Fund consists of monies borrowed by participants from their account balances and reflects transfers of these monies from the other funds. Repayments of principal and interest are allocated to the participant's account balances based on the participant's current investment elections.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes vested in the Company's contribution after 36 months of participation, five years of service, at age 65, or upon total disability or death; whichever occurs first. Participants are 34 percent vested after 12 months of participation, 67 percent vested after 24 months and 100 percent vested after 36 months. Retirement contributions in the Savings and Retirement Plan vest upon five years of continuous service. Any Company contributions not otherwise vested vest upon five years of continuous service. Upon termination, the non-vested portion of the Company's contributions will be forfeited and applied to reduce the Company's future contributions.

Administration

The Plans are administered by an appointed committee. Guidelines as to who may be appointed to serve on an administering committee and how appointments are made are set forth in the Summary Plan Descriptions. All significant costs of administering the Plans are paid by the Company. Vanguard Fiduciary Trust Company is the recordkeeper.

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States. Purchases and sales of securities are recorded on a trade-date basis.

NOTE B--SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risk and Uncertainties

The plan provides for various investments in common stocks, mutual funds and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Interest in the Temple-Inland Employee Master Trust

In 1993, the T-I Trust was formed. Vanguard Fiduciary Trust Company (Vanguard) was appointed as the Master Trustee. The assets of the T-I Trust are held in various separate investment accounts. Each of the benefit plans participating in the T-I Trust has beneficial interest percentages in the specific separate investment accounts available to the Plan as selected by the Temple-Inland Inc. Investment Committee. The assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified. The income and expenses resulting from the collective investment of the assets are allocated among each plan in proportion to the fair value of the assets on a monthly basis.

Investments

The fair values of the Temple-Inland Inc. Stock Fund, the AOL Time Warner Stock Fund and Chesapeake Stock Fund are based on the last sales price of the year as reported by the New York Stock Exchange. The fair value of investments in the Vanguard mutual funds is based on the net asset value per unit as reported by the National Association of Security Dealers on the last business day of the year. Loans are stated at cost which approximates fair value.

The Vanguard Retirement Savings Trust is stated at fair value which approximates the contract values of the underlying investment contracts as determined by Vanguard.

Investment Income

Dividends are recorded as income on the dividend record date. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined on the basis of average cost.

Payment of Benefits

Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2001

NOTE C--INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

The following table presents the fair value of investments of the T-I Trust as of December 31, 2001 and 2000:

	2001	2000
Investments at fair value as determined by quoted market prices:		
Temple-Inland Stock Fund	$179,452,705	$173,699,075
AOL Time Warner Stock Fund	7,846,301	10,020,308
Chesapeake Stock Fund	1,395,480	-
Vanguard Retirement Savings Trust	93,305,584	77,647,685
Vanguard Windsor Fund	80,626,346	71,322,691
Vanguard IT Treasury Fund	37,942,436	28,287,444
Vanguard 500 Index Fund	83,850,284	85,342,608
Vanguard Wellington Fund	20,852,551	13,263,540
Vanguard Explorer Fund	18,782,565	15,507,266
Vanguard International Growth Fund	7,320,373	7,703,788
Total	$531,374,625	$482,794,405

NOTE C--INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST--Continued

The following table presents each plan's percentage interest in the separate investment accounts of the T-I Trust as of December 31, 2001 and 2000:

December 31, 2001	Savings Plan for Union Employees 026	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Collectively Bargained Employees 457	El Morro 456
Temple-Inland Stock Fund	2.18	13.31	13.24	57.31	13.55	.41
AOL Time Warner Stock Fund	3.06	-	2.82	94.12	-	-
Chesapeake Stock Fund	-	-	5.80	88.57	5.63	-
Vanguard Retirement Savings Trust	4.63	8.29	12.81	51.75	21.98	.53
Vanguard Windsor Fund	3.41	17.62	7.61	62.10	9.19	.08
Vanguard IT Treasury Fund	.32	70.07	5.02	19.63	4.71	.24
Vanguard 500 Index Fund	1.17	21.37	9.25	53.70	14.38	.13
Vanguard Wellington Fund	.57	23.70	14.51	47.62	13.58	.02
Vanguard Explorer Fund	.64	29.66	9.64	43.77	16.18	.10
Vanguard International Growth Fund	.30	34.66	9.19	45.58	10.18	.09

December 31, 2000	Savings Plan for Union Employees 026	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Collectively Bargained Employees 457	El Morro 456
Temple-Inland Stock Fund	3.06	10.80	12.90	58.93	13.91	.41
AOL Time Warner Stock Fund	2.91	-	3.40	93.69	-	-
Vanguard Retirement Savings Trust	5.15	9.32	12.32	52.50	20.13	.57
Vanguard Windsor Fund	4.16	16.72	6.64	63.83	8.58	.07
Vanguard IT Treasury Fund	.36	75.40	4.09	15.44	4.69	.02
Vanguard 500 Index Fund	1.35	21.48	7.93	55.37	13.76	.11
Vanguard Wellington Fund	1.11	26.60	5.65	50.50	16.11	.03
Vanguard Explorer Fund	.91	29.44	6.95	47.25	15.37	.07
Vanguard International Growth Fund	.44	35.78	5.63	49.06	9.01	.08

NOTE C--INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST—Continued

Investment income (loss) for the separate investment accounts for the year ended December 31, 2001 is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Prices	Interest	Dividends	Total
Temple-Inland Stock Fund	$ 11,089,864	$ -	$ 4,106,323	$ 15,196,187
AOL Time Warner Stock Fund	(372,141)	-	-	(372,141)
Chesapeake Stock Fund	78,608	-	-	78,608
Vanguard Retirement Savings Trust	-	4,895,517	-	4,895,517
Vanguard Windsor Fund	1,581,856	-	2,533,633	4,115,489
Vanguard IT Treasury Fund	427,285	-	1,843,215	2,270,500
Vanguard 500 Index Fund	(11,427,818)	-	964,092	(10,463,726)
Vanguard Wellington Fund	(788,335)	-	1,385,344	597,009
Vanguard Explorer Fund	117,653	-	37,075	154,728
Vanguard International Growth Fund	(1,642,296)	-	133,148	(1,509,148)
Total	$ (935,324)	$ 4,895,517	$ 11,002,830	$ 14,963,023

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2001

NOTE D--NONPARTICIPANT DIRECTED INVESTMENTS

The following two funds, the Temple-Inland Stock Fund and the Vanguard IT Treasury Fund include both participant and nonparticipant directed amounts. The participant directed amounts are deemed nonparticipant directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	Savings Plan for Union Employees 026	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Collectively Bargained Employees 457	El Morro 456
Net Assets at December 31, 2000:						
Temple-Inland Stock Fund	$5,306,746	$18,755,703	$22,410,789	$102,354,975	$24,165,204	$ 705,658
Vanguard IT Treasury Fund	-	21,328,569	-	-	-	-
Receivables:						
Temple-Inland Stock Fund	6,185	125,266	215,797	448,270	192,570	15,254
Vanguard IT Treasury Fund	-	149,488	-	-	-	-
Payables:						
Temple-Inland Stock Fund	-	-	-	-	(17,600)	-
Total Net Assets	$5,312,931	$40,359,026	$22,626,586	$102,803,245	$24,340,174	$ 720,912
Changes in Net Assets:						
Contributions	$ 166,314	$10,433,264	$ 3,399,080	$ 9,198,026	$ 3,377,227	$ 133,198
Dividends and interest	100,387	1,822,999	542,395	2,398,511	560,244	16,864
Net appreciation in fair value of investments	245,725	1,734,427	1,377,639	6,424,908	1,603,162	37,522
Benefits paid to participants	(854,343)	(3,153,568)	(1,709,844)	(5,898,473)	(900,043)	(83,544)
Transfers (to) from other plans	(48,094)	5,285	(338,490)	748,901	(95,557)	-
Interfund transfers	(1,015,685)	(728,466)	(2,037,135)	(12,501,299)	(4,499,596)	(77,996)
Change in net assets	$(1,405,696)	$10,113,941	$ 1,233,645	$ 370,574	$ 45,437	$ 26,044
Net Assets at December 31, 2001:						
Temple-Inland Stock Fund	$3,907,235	$23,886,529	$23,765,673	$102,840,015	$24,320,877	$ 732,376
Vanguard IT Treasury Fund	-	26,586,438	-	-	-	-
Receivables:						
Temple-Inland Stock Fund	-	-	94,558	333,804	79,475	14,580
Vanguard IT Treasury Fund	-	-	-	-	-	-
Payables:						
Temple-Inland Stock Fund	-	-	-	-	(14,741)	-
Total Net Assets	$3,907,235	$50,472,967	$23,860,231	$103,173,819	$24,385,611	$ 746,956

NOTE E--TAX STATUS

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation dated as follows:

Savings Plan for Union Employees	May 31, 2000
Savings and Retirement Plan	May 31, 2000
Non-Salaried Savings Plan	July 7, 1994
Salaried Savings Plan	May 31, 2000
Plan for Collectively Bargained Employees	January 24, 1994

Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualification. El Morro has received a favorable determination letter dated March 26, 1996, from the Commonwealth of Puerto Rico Department of the Treasury stating that the plan is qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. All of the above plans have been amended or restated since the most recent determination letters. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain each Plan's qualified status.

NOTE F--PLAN TERMINATION

The Company has the right to terminate the Plans. In the event the Plans are terminated, each participant's account will automatically become fully vested and nonforfeitable, and all assets of the Plans will be applied and/or distributed to participants or beneficiaries or used for the payment of expenses of the Plans in accordance with applicable law.

NOTE G—SUBSEQUENT EVENT

During 2002, the Savings and Retirement Plan, the Non-Salaried Savings Plan, the Salaried Savings Plan, the Plan for Collectively Bargained Employees and the El Morro Plan were amended effective March 1, 2002 as follows: In accordance with rules prescribed by the Plan Administrator, a participant may transfer all or any portion (in multiples of ten percent (10%)) of his Before Tax Contributions Account, After Tax Contribution Account, Employer Matching Contribution Account, Qualified Nonelective Contribution Account, and Rollover Account invested in any of the Funds to any of the Active Funds; provided, however, that a participant may not transfer any amounts held in his Employer Matching Contributions Account unless he has attained age fifty-nine(59) prior to January 1, 2003, or completed a period of service of at least three (3) years.

Temple-Inland Inc. Selected Thrift Plans
Schedule H Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2001

Plan Name	Plan #	EIN	Identity of Issue*	Description of Investment Varying maturity dates and interest rates ranging from:	Current Value
Temple-Inland Savings Plan For Union Employees	026	75-1462427	Participant Loans	6.5% to 11.00%	$ 187,827
Temple-Inland Savings And Retirement Plan	028	75-1462427	Participant Loans	6.5% to 11.55%	$4,021,113
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	Participant Loans	6.0% to 11.00%	$5,711,109
Temple-Inland Salaried Savings Plan	025	75-1462427	Participant Loans	6.5% to 11.50%	$8,270,458
Inland Savings And Stock Purchase Plan For Collectively Bargained Employees	457	13-2946332	Participant Loans	6.5% to 11.50%	$2,264,642

*Represents party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

INLAND SAVINGS AND STOCK PURCHASE PLAN FOR
COLLECTIVELY BARGAINED EMPLOYEES

Date: June 19, 2002 By: M. Richard Warner

M. Richard Warner
Temple-Inland Inc.
Benefits Administration Committee

INDEX TO EXHIBITS

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-54388) pertaining to the Inland Savings and Stock Purchase Plan For Collectively Bargained Employees of our report dated June 10, 2002, with respect to the financial statements and supplemental schedule of the Inland Savings and Stock Purchase Plan For Collectively Bargained Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

June 24, 2002
Austin, Texas